CLEAN ENERGY TECHNOLOGIES, INC.

2990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

October 8, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Gregory Herbrs

Re:	Clean Energy Technologies, Inc.
Registration Statement on Form S-1
Filed September 10, 2021
File No. 33 3-259462

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) will not review the Registration Statement on Form S-1 (the “Registration Statement”) of Clean Energy Technologies, Inc. (the “Company”) filed September 10, 2021. In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby request that the Commission approve the qualification of the Offering Statement as of 1:00 PM Eastern Time on Wednesday, October 13, 2021.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

●	the Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Mr. Robert Newman at (914) 762-4265. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Robert Newman via email at rj@newlawtech.com.

Sincerely,

CLEAN ENERGY TECHNOLOGIES, INC.

By:	/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:	Robert Newman, Esq.